

December 23, 2009

Room 4631

Curtis E. Espeland
Senior Vice President and Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

> **Re:** **Eastman Chemical Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-12626**

Dear Mr. Espeland:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity, Capital Resources, and Other Financial Information, page 62

1. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion, in future filings, to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant changes in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows. Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any

variances in the corresponding turnover ratios.   Note this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to sections 501.03 and 501.13.b of the Financial Reporting Codification.

Forward-Looking Statements and Risk Factors, page 71

2. In future filings, please ensure that each risk factor has a subcaption that adequately describes the risk. See item 503(c) of Regulation S-K.

3. We note the following risk factor disclosures on pages 72 and 75: "the following are *some* of the important factors," and "The Foregoing list of important factors does not include all such factors." In future filings, please remove these phrases and disclose your most significant factors in view of the requirements of Item 503(c) of Regulation S-K.

4. We also note the same disclosure in your quarterly reports on Form 10-Q filed subsequent to the Form 10-K for the fiscal year ended December 31, 2008. Please also comply with the comments above in your future Form 10-Q filings.

Statements of Cash Flows, page 83

5. We note that 25% of reported 2008 operating cash flows is described only as "Other items, net". In future filings, separately present the major components or provide informative disclosure about the components of this line item. See section 230.10.45-29 of the Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant, at (202 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Sherry Haywood, Attorney, at (202) 551-3345 or Pam Long, Associate Director, at (202)551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief